Exhibit 4.14

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Cizzle Brands Corporation (the “Company”)
35 McCleary Court, Unit 21

Concord, Ontario, L4K 3Y9

Item 2: Date of Material Change

December 13, 2024.

Item 3: News Release

A news release was issued by the Company via EIN Presswire and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

See Item 5.1 below.

Item 5.1: Full Description of Material Change

On December 13, 2024, the Company closed a non-brokered private placement, raising aggregate gross proceeds of

$60,000 through the issuance of 312,500 common shares in the capital of the Company (each, a “Common Share”) at a price of $0.192 per Common Share (the “Offering”). The gross proceeds of the Offering will be used for general working capital purposes.

Certain subscribers in the Offering were considered a “related party” to the Company under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Accordingly, the Offering was considered a “related party” transaction pursuant MI 61-101. The Offering was exempt from the formal valuation and minority approval requirements of MI 61-101 by the application of sections 5.5(b) and 5.7(1)(b) of MI 61-101 as the Company’s shares are not listed on specified markets and the fair market value of the Common Shares issued pursuant to the Offering does not exceed $2,500,000. The Company did not file a material change report more than 21 days before the expected closing of the Offering, as the details and amounts of the related party participation were not finalized until closer to the closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

(a)	Description of the transaction and its material terms:

In connection with the Offering, Highland Capital Advisors Inc. (“Highland”) acquired 156,250 Common Shares. Highland is beneficially owned and controlled by Andrew Farncomb, who is also a trustee of HCA 2018 Investment Trust (“HCA”). HCA beneficially owns and controls 260,416 Common Shares. Highland and HCA together, beneficially own and control, directly or indirectly, 416,666 Common Shares, representing approximately 25% of the issued and outstanding Common Shares on a fully diluted basis, being that the Company has no outstanding convertible securities. Prior to the Offering, Highland owned nil Common Shares. Highland has acquired the securities for investment purposes and may, from time to time, acquire additional securities of the Company or dispose of such securities as they may deem appropriate.

In connection with the Offering, Redpoint Capital Inc. (“Redpoint”) acquired 156,250 Common Shares. Redpoint is beneficially owned and controlled by Daniel Laforest, who is also a trustee of RPC 2018 Investment Trust (“RPC”). RPC beneficially owns and controls 260,416 Common Shares. Redpoint and RPC together, beneficially own and control, directly or indirectly, 416,666 Common Shares, representing approximately 25% of the issued and outstanding Common Shares on a fully diluted basis, being that the Company has no outstanding convertible securities. Prior to the Offering, Redpoint owned nil Common Shares. Redpoint has acquired the securities for investment purposes and may, from time to time, acquire additional securities of the Company or dispose of such securities as they may deem appropriate.

(b)	Purpose and business reasons for the transaction:

The issuance of Common Shares was completed in order to raise funds for general working capital purposes.

(c)	Anticipated effect of the transaction on the corporation’s business and affairs:

The completion of the Offering increased the Company’s available working capital, and the Company intends to use this increased working capital to fund general corporate purposes.

(d)	A description of:

i.	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

See item 5.1(a) above.

ii.	the anticipated effect of the transaction on the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

See item 5.1(a) above.

(e)	Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Company for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Offering was approved by the directors of the Company through a written consent resolution passed on December 13, 2024.

(f)	A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the Company that relates to the subject matter of or is otherwise relevant to the transaction:

i.	that has been made in the 24 months before the date of the material change report:

Not applicable.

ii.	the existence of which is known, after reasonable enquiry, to the Company or to any director or officer of the Company:

Not applicable.

(h)	The general nature and material terms of any agreement entered into by the Company, or a related party of the Company, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into subscription agreements with Highland and Repoint.

(i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which the Company is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

Certain subscribers in the Offering are considered a “related party” to the Company under MI 61-101. Accordingly, the Offering is considered a “related party” transaction pursuant MI 61-101. The Offering is exempt from the formal valuation and minority approval requirements of MI 61-101 by the application of sections 5.5(b) and 5.7(1)(b) of MI 61-101 as the Company’s shares are not listed on specified markets and the fair market value of the Common Shares issued pursuant to the Offering does not exceed $2,500,000. The Company did not file a material change report more than 21 days before the expected closing of the Offering, as the details and amounts of the related party participation were not finalized until closer to the closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

John Celenza

Chief Executive Officer
Cizzle Brands Corporation
jcelenza@cizzlebrands.com
1 844 588 2088

Item 9: Date of Report

December 23, 2024